Exhibit 99.1

LAVA THERAPEUTICS N.V.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Profit and Loss

and Comprehensive Profit and Loss

(in thousands, except share and per share amounts) (unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Notes	2022	2021	2022	2021
Revenue:
Research and license revenue	6	$15,261	$2,095	$16,751	$4,284
Total revenue		15,261	2,095	16,751	4,284
Operating expenses:
Research and development	7	(13,675)	(6,703)	(29,619)	(30,311)
General and administrative	8	(3,096)	(3,760)	(10,410)	(8,250)
Total operating expenses		(16,771)	(10,463)	(40,029)	(38,561)

Operating profit (loss)		(1,510)	(8,368)	(23,278)	(34,277)
Interest income (expense), net		39	(158)	(214)	(474)
Foreign currency exchange gain, net		2,515	1,637	6,763	715
Total non-operating income		2,554	1,479	6,549	241

Profit (loss) before income tax		1,044	(6,889)	(16,729)	(34,036)
Income tax expense		(47)	(44)	(182)	(100)
Profit (loss) for the year		$997	$(6,933)	$(16,911)	$(34,136)
Foreign currency translation adjustment		(5,359)	(3,317)	(14,220)	(2,748)
Total comprehensive profit (loss)		$(4,362)	$(10,250)	$(31,131)	$(36,884)
Profit (Loss) per share:
Profit (loss) per share, basic		$0.04	$(0.27)	$(0.66)	$(1.93)
Weighted-average common shares outstanding, basic		25,845,802	25,775,538	25,800,973	17,730,337
Profit (loss) per share, diluted		$0.04	(0.27)	(0.66)	(1.93)
Weighted-average common shares outstanding, diluted		26,446,259	25,775,538	25,800,973	17,730,337

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Financial Position

(in thousands) (unaudited)

		September 30,	December 31,
	Notes	2022	2021
Assets
Non-current assets:
Property and equipment, net		$1,252	$1,445
Right-of-use assets		326	501
Other non-current assets and security deposits		711	796
Total non-current assets		2,289	2,742
Current assets:
Receivables and other		50,590	363
Contract assets		2,212	—
Prepaid expenses and other current assets		1,611	2,568
Deferred financing costs		246	—
VAT receivable		217	371
Investments	10	28,392	42,334
Cash and cash equivalents		64,332	90,869
Total current assets		147,600	136,505
Total assets		$149,889	$139,247
Equity and Liabilities
Equity:
Share capital	11	$3,715	$3,653
Equity-settled employee benefits reserve		8,426	5,219
Foreign currency translation reserve		(20,444)	(6,223)
Additional paid-in capital		194,424	192,270
Accumulated deficit		(93,463)	(76,552)
Total equity		92,658	118,367
Non-current liabilities:
Deferred revenue	6	35,000	—
Lease liabilities		199	320
License liabilities	5	—	5,028
Borrowings		4,173	4,284
Total non-current liabilities		39,372	9,632
Current liabilities:
Trade payables and other		7,799	2,553
Lease liabilities		261	261
License liabilities	5	4,355	5,028
Deferred revenue	6	—	1,527
Accrued expenses and other current liabilities		5,444	1,879
Total current liabilities		17,859	11,248
Total liabilities		57,231	20,880
Total equity and liabilities		$149,889	$139,247

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands, except share amounts) (unaudited)

				Equity-
				settled	Foreign
				employee	currency
		Common	Share	benefits	translation		Accumulated
	Note	shares	capital	reserves	reserve	APIC	deficit	Total
Balance at June 30, 2022		25,797,735	$3,656	$7,645	$(15,085)	$192,282	$(94,460)	$94,038
Profit for the period		—	—	—	—	—	997	997
Issuance of Vumc common stock		491,352	59	—	—	2,142	—	2,201
Foreign currency translation adjustment		—	—	—	(5,359)	—	—	(5,359)
Share-based compensation expense	9	—	—	781	—	—	—	781
Balance at September 30, 2022		26,289,087	$3,715	$8,426	$(20,444)	$194,424	$(93,463)	$92,658

				Equity-
				settled	Foreign
				employee	currency
		Common	Share	benefits	translation		Accumulated
	Note	shares	capital	reserves	reserve	APIC	deficit	Total
Balance at January 1, 2022		25,775,538	$3,653	$5,219	$(6,223)	$192,270	$(76,552)	$118,367
Loss for the period		—	—	—	—	—	(16,911)	(16,911)
Option exercises		22,197	3	—	—	12	—	15
Issuance of Vumc common stock		491,352	59	—	—	2,142	—	2,201
Foreign currency translation adjustment		—	—	—	(14,221)	—	—	(14,221)
Share-based compensation expense	9	—	—	3,207	—	—	—	3,207
Balance at September 30, 2022		26,289,087	$3,715	$8,426	$(20,444)	$194,424	$(93,463)	$92,658

				Equity-
				settled	Foreign
				employee	currency
		Common	Share	benefits	translation		Accumulated
	Note	shares	capital	reserves	reserve	APIC	deficit	Total
Balance at June 30, 2021		25,775,538	$3,653	$2,587	$(13)	$192,270	$(61,009)	$137,489
Loss for the period		—	—	—	—	—	(6,933)	(6,933)
Foreign currency translation adjustment		—	—	—	(3,316)	—	—	(3,316)
Share-based compensation expense	9	—	—	1,263		—	—	1,263
Balance at September 30, 2021		25,775,538	$3,653	$3,850	$(3,329)	$192,270	$(67,942)	$128,503

										Equity-
		Preference								settled	Foreign
			Series A		Series B		Series C			employee	currency
		Series A	Share	Series B	Share	Series C	Share	Common	Share	benefits	translation		Accumulated
	Note	shares	premium	shares	premium	shares	premium	shares	capital	reserves	reserve	APIC	deficit	Total
Balance at January 1, 2021		1,037,595	$722	3,899,766	$18,340	4,133,805	$22,026	281,775	$—	$922	$(582)	$—	$(33,807)	$7,621
Loss for the period		—	—	—	—	—	—	—	—	—	—	—	(34,136)	(34,136)
Share split		—	(143)	—	(536)	—	(589)	—	1,308	—	—	(40)	—	—
Issuance of Series C preferred shares, net		—	—	—	—	9,945,221	60,373	—	1,425	—	—	—	—	61,798
Repurchase of Series A and common shares		(718,250)	(400)	—	—	—	—	(165,750)	(122)	—	—	(4,760)	—	(5,282)
Conversion of Preference shares		(319,345)	(179)	(3,899,766)	(17,804)	(14,079,026)	(81,810)	18,298,137	—	—	—	99,793	—	—
Issuance of common stock in initial public offering, net		—	—	—	—	—	—	6,700,000	947	—	—	87,779	—	88,726
Issuance of Greenshoe common stock								425,712	61			5,877		5,939
Issuance of VUmc common stock								235,664	34			3,621		3,656
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	(2,747)		—	(2,747)
Share-based compensation expense	9	—	—	—	—	—	—	—	—	2,928	—	—	—	2,928
Balance at September 30, 2021		—	$—	—	$—	—	$—	25,775,538	$3,653	$3,850	$(3,329)	$192,270	$(67,943)	$128,503

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Cash Flows

(in thousands) (unaudited)

		Nine Months Ended September 30,
	Notes	2022	2021
Cash flows from operating activities:
Loss before income tax		$(16,729)	$(34,036)
Adjusted for:
Depreciation and amortization of non-current assets		315	235
Foreign currency exchange (gain), net		(6,763)	(715)
Amortization of right-of-use assets		195	179
Share-based compensation expense	9	3,207	2,930
Income tax expense		(181)	(99)
Amortization of premium on investments		135	184
Changes in working capital:
Receivables and other		(50,227)	(262)
VAT receivable		154	29
Contract assets		(2,212)	—
Prepaid expenses and other assets		1,042	(4,557)
Trade accounts payable and other		5,107	975
Deferred offering & financing costs		(106)	1,623
Deferred revenue	6	33,510	(3,288)
License liabilities		(2,828)	13,949
Other liabilities		3,689	1,640
Net cash used in operating activities		(31,692)	(21,213)
Cash flows from investing activities:
Purchases of property and equipment		(322)	(596)
Purchases of investments		(46,548)	(42,128)
Maturities of investments		60,355	—
Net cash provided by (used in) investing activities		13,485	(42,724)
Cash flows from financing activities:
Proceeds from option exercises		15	—
Proceeds from common shares from initial public offering, net	14	—	94,189
Proceeds from Series C financing, net		—	61,798
Payment of Series A preferred and common shares repurchased		—	(5,167)
Proceeds from borrowings		509	699
Payment of principal portion of lease liabilities		(225)	(197)
Net cash provided by financing activities		299	151,321
Net (decrease) increase in cash and cash equivalents		(17,908)	87,384
Cash and cash equivalents at the beginning of period		90,869	15,818
Effects of exchange rate changes		(8,629)	(2,836)
Cash and cash equivalents at end of period		$64,332	$100,366
Supplemental schedule of noncash operating and financing activities:
Issuance of 491,352 common shares to VUmc in lieu of payment for license liabilities		$2,201	$—
Issuance of 235,664 common shares to VUmc in lieu of payment for license liabilities		$—	$3,569

The accompanying notes are an integral part of the unaudited condensed consolidated interim financial statements.

LAVA Therapeutics N.V.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

LAVA Therapeutics N.V., together with its subsidiary, is a clinical-stage immuno-oncology company utilizing its proprietary Gammabody™ platform to develop a portfolio of bispecific gamma delta T cell engagers for the potential treatment of solid tumors and hematological malignancies. The company’s innovative approach utilizes bispecific antibodies engineered to selectively kill cancer cells via the triggering of Vγ9Vδ2 T cell antitumor effector functions upon cross-linking to tumor-associated antigens. LAVA Therapeutics N.V. was incorporated in 2016 and is headquartered in Utrecht, the Netherlands. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to LAVA Therapeutics N.V. and its subsidiary.

In connection with becoming a public company, on March 29, 2021, the Company changed its name from “LAVA Therapeutics, B.V.” to “LAVA Therapeutics N.V.” The address of the Company’s registered office is Yalelaan 60, 3584 CM Utrecht, the Netherlands. The Company’s common shares are listed for trading under the symbol “LVTX” on The Nasdaq Global Select Market.

The Audit Committee of the Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on November 14, 2022.

Note 2—Summary of Significant Accounting Policies

Basis of preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the years ended December 31, 2021 and 2020 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The accounting policies applied are consistent with those of the previous financial year. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of, and for the years ended, December 31, 2021 and 2020.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3. The interim financial data as of September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021 are unaudited. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods.

License Revenue

We may enter into collaboration and licensing arrangements for research and development, manufacturing, and commercialization activities with counterparties for the development and commercialization of our product candidates. These arrangements may contain multiple components, such as (i) licenses, (ii) research and development activities, and (iii) the manufacturing of certain material. Payments pursuant to these arrangements may include non-refundable and refundable payments, payments upon the achievement of significant regulatory, development and commercial milestones, sales of product at certain agreed-upon amounts, and royalties on product sales.

In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under a collaboration agreement, we perform the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are capable of being distinct; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue as we satisfy each performance obligation.

We must develop estimates and assumptions that require judgment to determine the underlying stand-alone selling price for each performance obligation, which determines how the transaction price is allocated among the performance obligations. The estimation of the stand-alone selling price may include such estimates as forecasted revenues and costs, development timelines, discount rates and probabilities of regulatory and commercial success. We also apply significant judgment when evaluating whether contractual obligations represent distinct performance obligations, allocating transaction price to performance obligations within a contract, determining when performance obligations have been met, assessing the recognition and future reversal of variable consideration and determining and applying appropriate methods of measuring progress for performance obligations satisfied over time.

Revision of immaterial misstatements

During the period ended June 30, 2022, the Company identified misstatements in its historical accounting for foreign currency translations in the consolidated financial statements for certain prior periods. Management evaluated the misstatements and concluded that they were immaterial, either individually or in the aggregate, to its current or previously issued consolidated financial statements. As a result, certain comparative amounts in the consolidated statements of profit and loss and comprehensive profit and loss, financial position, changes in equity and cash flows have been revised to correct for such immaterial misstatements with respect to foreign currency translations. Such revisions and their impact are disclosed more fully in Note 11, “Revision of Immaterial Misstatements.”

Going concern

These condensed consolidated interim financial statements have been prepared by management on the assumption that the Company will be able to continue as a going concern, which presumes that the Company will, for at least the next 12 months, be able to realize its assets and discharge its liabilities in the normal course of business.

Through September 30, 2022, the Company has funded its operations with proceeds from sales of equity, collaboration and licensing agreements, government grants and borrowings under various agreements. Since its inception, the Company has incurred recurring net losses. The Dutch Research and Development Act (WBSO) provides compensation for a part of research and development wages and other costs through a reduction in payroll taxes. WBSO grant amounts are offset against wages and salaries and included in research and development expenses in the condensed consolidated interim statements of profit and loss and comprehensive profit and loss.

As of September 30, 2022, the Company had an accumulated deficit of $93.5 million. The Company expects to continue to generate operating losses in the foreseeable future. The Company expects that its cash, cash equivalents and investments of $92.7 million as of September 30, 2022 will be sufficient to fund its operating expenses and capital expenditure requirements for at least 12 months following the issuance of these financial statements. Accordingly, the condensed consolidated interim financial statements have been prepared on a going concern basis.

Until we can generate sufficient product revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. Disruptions in the financial markets in general may make equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs. If we are unable to obtain sufficient funding in a timely manner or on commercially acceptable terms, we may have to delay, reduce the scope of, or eliminate one or more of our operating activities, and consider other cost reduction initiatives, such as downsizing our operations or withholding initiation or expansion of clinical trials or research. In addition, in the event we are not able to generate sufficient funds, we may be unable to continue as a going concern and our business, financial condition and/or results of operations could be materially and adversely affected and could reduce the price of our common shares and we may ultimately go into insolvency. In addition, any perceived or actual inability by us to finance our clinical development activities and other business activities may cause the market price of our common shares to decline.

COVID-19

In March 2020, the COVID-19 virus caused a worldwide pandemic. Although the pandemic has impacted the timing of onboarding investigational sites and enrolling patients in our ongoing Phase 1/2a clinical trial for LAVA-051 and LAVA-1207, to date we have not experienced any material business disruption or impact to our condensed consolidated interim financial statements as a result of the pandemic.

As our financial condition and results of operations are most affected by our capital resources, continued research and development expenses and general and administrative expenses, the following may have an impact in the future:

●	availability of supplies and equipment for our laboratories;
●	availability of staff;
●	start dates and recruitment in our clinical trials due to risks of opening and available resources at clinical sites;
●	availability of study drug; and
●	fundraising and access to the capital markets.

Management will continue to closely monitor the impacts of the pandemic and, to its best ability, focus on implementing mitigating measures and contingency plans to limit and prevent any potential impact on our business operations as much as possible.

Cash and cash equivalents

Cash and cash equivalents in the condensed consolidated interim statements of financial position are comprised of cash at banks and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value. Our cash and cash equivalents are held in multiple currencies, primarily in the Euro and United States (U.S.) dollar. Accordingly, our cash balances may be exposed to foreign currency exchange risk.

Our objective in managing our cash resources (cash, cash equivalents and investments) is to preserve principal, achieve liquidity requirements, safeguard funds and optimize investment performance. We maintain our cash resources in accordance with our investment policy, which defines allowable investments, specifies credit quality standards and is designed to limit our credit exposure to any single issuer. Cash and cash equivalents include deposits and money market funds. Permitted investments include United States (U.S.) Treasury bills and agency debt obligations, securities issued by public corporations and Dutch, European Union, and other municipal debt obligations. Our invested cash resources are deployed to achieve our operating objectives in furthering our programs. We are prohibited from borrowing for investment purposes and from engaging in any non-business-related investment activity that would be considered speculative according to the principles of conservative investment management.

For the purposes of the condensed consolidated interim statements of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts.

Investments

As of September 30, 2022, we have determined that we have the intent and ability to hold all investments in debt securities until maturity. Accordingly, all investments are recorded at amortized cost on our condensed consolidated interim statements of financial position, with the amortization of bond premiums or discounts and earned interest income recorded in our condensed consolidated interim statements of profit and loss.

Financial instruments

(i)	Financial assets

The Company’s financial assets are comprised of cash and cash equivalents, investments, trade and other receivables, security deposits and other current and non-current assets. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset. Purchases and sales of financial assets are recognized on the settlement date; the date that the Company receives or delivers the asset. The Company classifies its financial assets primarily as cash and cash equivalents and receivables. Receivables are non-derivative financial assets, with fixed or determinable payments that are not quoted in an active market. They are included in current assets.

Financial assets are derecognized when the rights to receive cash flows from the asset have expired, or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full.

(ii)	Financial liabilities

The Company’s financial liabilities are comprised of trade and other payables, lease liabilities, and borrowings. All financial liabilities are recognized initially at fair value.

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest method, minus transaction costs that are directly attributable to the financial liability. The effective interest method amortization is included in finance costs in the condensed consolidated interim statements of profit and loss and other comprehensive profit and loss.

Payables and borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Financial liabilities are derecognized when the obligation under the liability is discharged, canceled, or expires.

(iii)	Fair value measurements

The Company does not hold any financial assets and financial liabilities other than those measured at amortized cost. Management assessed that the carrying values of the Company’s financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values.

There were no new standards, interpretations, or amendments that became effective in the current reporting period which had an impact on the unaudited condensed consolidated interim financial statements.

Note 3—Significant Accounting Judgments, Estimates and Assumptions

In the application of our accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies which have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to revenue recognition, share-based payments, lease accounting, and to our research and license agreements.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, primarily relate to recognition of accruals for manufacturing and clinical trial activities. No significant adjustments to accruals have been recognized during the first nine months of 2022 or 2021, due to conditions that existed as of December 31, 2021 or 2020, respectively. Additionally, there have been no changes to the application of significant accounting estimates, and no impairment losses have been recognized during the first nine months of 2022 or 2021.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the years ended, December 31, 2021 and 2020.

Note 4—Equity

On March 29, 2021, the Company completed an initial public offering (IPO) of common shares in the U.S. pursuant to its registration statement on Form F-1, as amended (File No. 333-253795). Pursuant to the registration statement, the Company issued and sold 6,700,000 shares of $0.14 par value common stock at a price of $15.00 per share. Net proceeds from the IPO were approximately $88.7 million after deducting underwriting discounts and commissions of $7.0 million and offering costs of $4.5 million.

On April 19, 2021, underwriters of the Company’s IPO consummated the exercise of their option to purchase 425,712 common shares from the Company at the price of $15.00 per share resulting in additional IPO proceeds to the Company of $5.9 million after deducting underwriting discounts and commissions of $0.4 million.

In March 2021, the Company also received $56.6 million in proceeds from the Series C financing, net of repurchasing Series A Preferred shares and common shares. Prior to the IPO in March 2021, all outstanding series of preferred shares were converted to common shares.

The share capital of LAVA Therapeutics N.V. consisted of 26,289,087 outstanding common shares at a nominal value of $0.14 per share as of September 30, 2022.

Note 5—License Liabilities

On February 25, 2021, the license and assignment agreement with Stichting VUmc (VUmc) was restated, due to the Company’s IPO which triggered a $11.9 million payment (VUmc payment). The VUmc payment was calculated as the following:

●	The Company shall issue common shares equal to $3.0 million divided by the IPO price and pay $0.2 million in cash, which was executed and paid in 2021; and

●	On each of the first and second anniversary of the IPO, the Company shall pay $4.4 million. Such payment shall be made in cash or common shares, at the election of the Company, valued using the closing price of common shares on the date two trading days prior to the respective anniversary of the IPO.

The first of the $4.4 million payments became due to VUmc in March 2022 and was settled through the issuance of 491,352 shares of common stock and $2.2 million in cash in August 2022. The second VUmc IPO anniversary payment is classified as a current liability in the unaudited condensed consolidated interim statements of financial position as of September 30, 2022.

Note 6—Revenue

Seagen Agreement

In September 2022, the Company entered into an exclusive license agreement (Seagen Agreement) with Seagen Inc. (Seagen). Under the Seagen Agreement, we granted an exclusive, royalty-bearing license of our compound, LAVA-1223. As compensation for this license, Seagen agreed to pay to us a nonrefundable upfront payment of $50.0 million. We are also entitled to receive up to $650.0 million in sales and development milestone payments, reimbursement of up to $6.5 million for certain research, development and manufacturing activities and royalties ranging from the single digits to the mid-teens on future sales. We also have an option, after certain clinical data become available from Seagen, to pay a one-time buy-up fee of $35.0 million to increase the future royalty percentages under this agreement. If we exercise this option in the future, certain future milestones will be decreased by 30%.

In connection with the Seagen Agreement, we recognized $15.3 million in revenue for the three and nine months ended September 30, 2022. Of that amount, $15.2 million related to the nonrefundable upfront payment and $0.1 million related to reimbursement for research activities. We determined that the one-time buy-up fee of $35.0 represents variable consideration, for which we have deferred revenue recognition until such time the option is exercised or expires. Accordingly, we established a receivable of $50.0 million and a deferred revenue liability of $35.0 million on our condensed consolidated interim statement of financial position as of September 30, 2022. The nonrefundable upfront payment was received in October 2022. We also established a contract asset of $2.2 million related to the initial drug supply of LAVA-1223 that is expected to be transferred to Seagen to fulfill their obligations under the Seagen Agreement.

Janssen Agreement

In May 2020, the Company entered into a research collaboration and license agreement (Janssen Agreement) with Janssen Biotech, Inc. (Janssen). As part of the Janssen Agreement, the Company received a non-refundable upfront payment of $8.0 million, which is being recognized on a straight-line basis over the two-year term of the research activities under the agreement. Revenues for the three months ended September 30, 2022 and 2021 were $0.0 million and $2.1 million, respectively. Revenues for the nine months ended September 30, 2022 and 2021 were $1.5 million and $4.3 million, respectively. The revenues were related to the upfront payment and also included a $1.0 million research milestone during the three months ended September 30, 2021. The straight-line method of recognition materially approximates the cost to cost method of revenue recognition. As of September 30, 2022, we had no remaining unearned income related to this payment. Revenue for the three and nine months ended September 30, 2021 have been revised for certain immaterial misstatements relating to foreign currency translation. Further information regarding the misstatements and related revision is included in Note 11 - Revision of Immaterial Misstatements.

Note 7—Research and Development Expenses

Research and development expenses were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Pre-clinical and clinical trial expenses	$10,943	$4,371	$20,926	$9,829
Personnel-related expenses	1,296	1,505	4,236	3,722
Research and development activities expenses	675	500	1,706	1,249
Share-based compensation expense	372	195	1,651	559
Facilities and other research and development expenses	389	132	1,100	610
VUmc license expenses	—	—	—	14,342
	$13,675	$6,703	$29,619	$30,311

Note 8—General and Administrative Expenses

General and administrative expenses were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Personnel-related expenses	$1,047	$1,224	$3,991	$2,599
Professional and consultant fees	930	594	2,664	1,584
Insurance, facilities, fees and other related costs	711	874	2,199	1,698
Share-based compensation expense	408	1,068	1,556	2,369
	$3,096	$3,760	$10,410	$8,250

Note 9—Share-based Awards

As of March 25, 2021, the 2018 Stock Option Plan and the 2020 U.S. Stock Option Plan ceased to have any future shares available, and the Company established the 2021 Long-Term Incentive Option Plan (the Plan) for all its employees, members of the Board of Directors and select external consultants.

Stock Options

There were 3,442,427 stock options outstanding as of September 30, 2022, at a weighted-average exercise price of $4.23 per share. During the nine months ended September 30, 2022, 488,458 options were granted to employees at a weighted-average exercise price of $5.15 per share. During the nine months ended September 30, 2022, 22,197 stock options were exercised and 514,467 stock options were forfeited at a weighted-average exercise price of $0.76 and $9.81 per share, respectively.

Total compensation cost recognized for all stock option awards was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Research and development	$373	$195	$1,651	$559
General and administrative	408	1,068	1,556	2,369
	$781	$1,263	$3,207	$2,928

The fair value of the share options has been measured using the Black-Scholes model. The assumptions used in the measurement of the fair values and the weighted average of the share options granted during the current quarter:

September 30, 2022
Expected annual average volatility	83.80%
Expected life, years	6.08
Dividend yield	—
Risk-free interest rate	1.65% - 3.63%
Weighted average grant date fair value	$3.66

The Company estimates volatility based on the historical volatility of its peer group. The unrecognized remaining stock-based compensation balance for shares issued from all option plans was approximately $3.0 million as of September 30, 2022, which is expected to amortize over a weighted-average 0.92 years.

Note 10—Investments

Our investments in debt securities consist of investments in U.S. Treasury securities, with maturities ranging from three months to one year. All of these investments are classified as held to maturity and recorded in current assets on our condensed consolidated interim statements of financial position at amortized cost. As of September 30, 2022, the carrying value of our investments were $28.4 million, which approximates fair value. Given the high quality ratings of these investments in debt securities, we have not recorded an allowance for credit losses as of September 30, 2022.

Note 11 – Revision of Immaterial Misstatements

In connection with the preparation and review of the Company's condensed consolidated interim financial statements for the three and six months ended June 30, 2022 and 2021, management identified certain immaterial misstatements in our historical financial statements primarily related to the accounting for foreign currency exchange gains and losses associated with cash balances held in USD at LAVA Therapeutics, N.V. with a functional currency of Euro. We incorrectly computed and recorded the foreign exchange gain (loss) from our USD cash account in a Euro functional entity as foreign currency translation adjustment instead of foreign currency gain (loss). We also previously reported research and license revenue at the incorrect exchange rate. In accordance with the guidance set forth in Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 99, Materiality, and SEC SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financials, the Company concluded these misstatements were not material to the previously issued condensed consolidated interim financial statements. We are revising our historical financial statements to revise the immaterial misstatements.

The revision for the foreign currency exchange misstatements did not have an impact on comprehensive loss or total equity as of and for the three and nine months ended September 30, 2022, or any prior periods. As a result of these immaterial misstatements, net loss for the three and nine months ended September 30, 2021 were understated by $1.9 million and $1.4 million, respectively, and research and license revenue for the three and nine months ended September 30, 2021 was understated by $0.1 million and $0.3 million, respectively.

In the Condensed Consolidated Interim Statement of Profit and Loss and Comprehensive Profit and Loss, we have revised the following:

	Three Months Ended			Nine Months Ended
	September 30, 2021			September 30, 2021
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
(in thousands)
Research and license revenue	$2,000	$95	$2,095	$4,000	$284	$4,284
Total revenue	$2,000	$95	$2,095	$4,000	$284	$4,284
Operating loss	$(8,463)	$95	$(8,368)	$(34,561)	$284	$(34,277)
Foreign currency exchange gain (loss), net	$(123)	$1,760	$1,637	$(363)	$1,078	$715
Total non-operating income (expenses)	$(281)	$1,760	$1,479	$(837)	$1,078	$241
Loss before income tax	$(8,744)	$1,855	$(6,889)	$(35,398)	$1,362	$(34,036)
Loss for the period	$(8,788)	$1,855	$(6,933)	$(35,497)	$1,362	$(34,136)
Foreign currency translation adjustment	$(1,462)	$(1,855)	$(3,317)	$(1,386)	$(1,362)	$(2,748)
Total comprehensive loss	$(10,250)	$—	$(10,250)	$(36,884)	$—	$(36,884)

In the Condensed Consolidated Interim Statements of Financial Position and Changes in Equity, we have revised the following:

	September 30, 2022			September 30, 2021
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
(in thousands)
Foreign currency translation reserve	$(20,444)	$—	$(20,444)	$(2,389)	$(940)	$(3,329)
Accumulated deficit	$(93,463)	$—	$(93,463)	$(68,882)	$940	$(67,942)
Equity:	$92,658	$—	$92,658	$128,503	$—	$128,503

	December 31, 2021			December 31, 2020
	As reported	Adjustment	As revised	As reported	Adjustment	As revised
(in thousands)
Foreign currency translation reserve	$(4,042)	$(2,181)	$(6,223)	$(1,003)	$421	$(582)
Accumulated deficit	$(78,733)	$2,181	$(76,552)	$(33,386)	$(421)	$(33,807)
Equity:	$118,367	$—	$118,367	$7,621	$—	$7,621

In the Condensed Consolidated Interim Statements of Cash Flows, we have revised the following:

	Nine Months Ended
	September 30, 2021
	As reported	Adjustment	As revised
(in thousands)
Loss before income tax	$(35,398)	$1,362	$(34,036)
Foreign currency exchange gain (loss), net	$363	$(1,078)	$(715)
Deferred revenue	$(3,004)	$(284)	$(3,288)
Net cash used in operating activities	$(21,213)	$—	$(21,213)